TransAlta Reports Second Quarter 2013 Results

HIGHLIGHTS

•	Comparable EBITDA(1,2,3) increased $54 million to $247 million compared to the same period last year
•	Funds From Operations(2,3) (“FFO”) increased $34 million to $184 million compared to the same period last year
•	Energy Trading delivered $14 million of gross margin in the second quarter, an increase of $25 million compared to the same period last year
•	New growth projects, Solomon gas and New Richmond wind, contributed approximately $14 million to Comparable EBITDA
•	Creation of TransAlta Renewables Inc. (“TransAlta Renewables”) establishing a focused vehicle to pursue and fund growth opportunities in the renewable power generation sector
•	Significant advances on re-contracting assets in the U.S. and reducing merchant risk

CALGARY, Alberta (July 30, 2013) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today reported an increase of $54 million in Comparable EBITDA to $247 million and an increase in FFO of $34 million to $184 million compared to the second quarter of 2012.

“Our second quarter results were up from the same period last year due to strength in our wind, hydro and gas businesses, the addition of new assets and a return to a normal level of margin in Energy Trading,” said Dawn Farrell, President and CEO. “Our diversified portfolio supported increased earnings and cash flow.”

“In the quarter, we also made strong advances in driving our strategy forward through the creation of TransAlta Renewables and a new partnership with MidAmerican Transmission to pursue growth opportunities in the transmission business. Both initiatives will provide TransAlta with more flexibility for pursuing and funding growth.”

Comparable earnings were $9 million ($0.03 per share) up from a comparable loss of $23 million

1) EBITDA refers to Earnings before interest, taxes, depreciation and amortization.

(2) Comparable earnings (loss), comparable earnings (loss) per share, comparable EBITDA, and funds from operations, are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings’ trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss), and cash flow from operating activities.

(3) Comparable EBITDA and funds from operations are key supplemental performance measures for TransAlta which provide additional information regarding the company’s ability to cover its capital requirements and dividends as well as strengthen its balance sheet and finance growth.

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($0.10 per share) in 2012. Comparable earnings for the quarter include non-cash mark-to-market losses on certain contracts that do not impact cash flow. The increase in comparable earnings was largely driven by solid results from Energy Trading, increased contributions from the addition of the Solomon and New Richmond assets and higher margins in Western Canada hydro, wind and gas.

The company reported net earnings attributable to common shareholders for the quarter of $15 million ($0.06 per share) up from a net loss of $798 million ($3.52 per share) during the same period last year. Year-over-year improvements in net earnings can be attributed to a decrease in asset impairment charges, the absence of Sundance Unit 1 and 2 arbitration penalties, and lower income tax expense related to the write-off of deferred income tax assets. Year-over-year earnings were also positively impacted by market pricing increases, which were offset by an unrealized mark-to-market loss on forward contracts of approximately $10 million in the quarter and $16 million in the year to date. This loss is expected to reverse within the balance of 2013 as these contracts settle to cash over the duration of the contract.

Fleet availability, adjusted for economic dispatching at Centralia Thermal, was lower for second quarter 2013 at 81.8 per cent compared to 87.2 per cent over the same period last year, largely attributable to the force majeure at Keephills Unit 1. Due to the force majeure at Keephills Unit 1, we now expect our full year adjusted availability1 to be 87 to 89 per cent. Excluding the force majeure at Keephills Unit 1 - availability in the quarter was approximately 87% and full year adjusted availability would be within our target range of 89-90%.

Highlights - TransAlta second quarter 2013

Financial

•	FFO of $184 million or $0.70 per share

•	Comparable earnings of $9 million or $0.03 per share

•	Dividends paid of $0.29 per share to common shareholders

•	New growth from Solomon and New Richmond contributed approximately $14 million to EBITDA

Operating

•	Coal: Comparable gross margins from our coal fleet decreased $62 million compared to the same period last year primarily as a result of lower contract pricing at Centralia Thermal, unrealized mark-to-market losses and higher coal costs.

•	Gas: Comparable gross margins from our gas fleet, excluding finance lease income, increased $13 million compared to the same period last year as a result of higher gas margins in Western Canada.

•	Renewables: Comparable gross margins from our renewables fleet increased $48 million compared to the same period last year primarily due to higher hydro and wind margins in Western Canada, and the addition of the New Richmond wind farm.

(1) Adjusted for economic dispatching at Centralia.

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•	Energy Trading: Comparable gross margins increased $25 million compared to the same period last year primarily due to strong trading performance across all markets and prudent management of risk.

Major maintenance

•	2013 marks the return to a normalized planned major maintenance program. TransAlta has completed two of four major outages scheduled for 2013. The two remaining major maintenance coal outages are on track to be completed in 2013.

Advances on Growth Strategy and Re-contracting

  Creation of TransAlta Renewables Inc. – establishing a vehicle to pursue and fund growth opportunities in the renewable power generation sector.

  Regulatory Approval of Puget Sound Energy long-term contract for Centralia Thermal.

  CalEnergy, LLC, TransAlta’s new joint venture with MidAmerican Energy Holdings Company, executed an 86 MW long-term contract for renewable geothermal power with the City of Riverside in California.

  TransAlta and MidAmerican’s Transmission partnership – preparing to participate in the competitive bidding process for the Fort McMurray West Transmission Project.

Significant Events

TransAlta Renewables Inc.

On June 26, 2013, we announced the launch and creation of TransAlta Renewables, an entity which will provide investors with the opportunity to invest directly in a highly contracted portfolio of renewable power generation facilities. We will be the sponsor and manager of TransAlta Renewables and will provide TransAlta Renewables with its initial asset base. A preliminary prospectus qualifying the initial public offering of TransAlta Renewables common shares to the public (the “Offering”) was filed on

June 26, 2013.

We intend to transfer 1,112 net megawatts (“MW”) of highly contracted wind and hydro power generation assets to TransAlta Renewables upon completion of the Offering. We will be the primary source of growth of TransAlta Renewables’ portfolio of renewable power generation assets, by providing TransAlta Renewables with the opportunity to purchase, or participate in the development of, renewable power generation facilities with stable, long-term, contracted cash flows. The creation of TransAlta Renewables provides us with a focused vehicle for pursuing and funding growth opportunities in the renewable power generation sector. Upon completion of the Offering, we will retain control of and fully consolidate TransAlta Renewables.

Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in August 2013.

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Update on Hydro Facilities Due to Southern Alberta Flooding

As a result of extremely high rainfall in southern Alberta and inflows to our reservoirs, we were required, and continue, to manage the water flow through our hydro systems safely and efficiently under these difficult circumstances. We continue to monitor and adjust the flow of water through our hydro system to accommodate fluctuations in water levels. Several of the hydro facilities we operate in Alberta in the Bow River Basin have been impacted by the flooding events and are currently being inspected and tested to determine the extent of the damage. We continue to assess the financial impacts through the third quarter and believe that we have sufficient insurance coverage for this damage, subject to a $5 million deductible.

Premium DividendTM Program

On May 8, 2013, TransAlta announced the suspension of the Premium Dividend™ component of the Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan (the “Plan”) following the payment of the quarterly dividend on July 1, 2013. Our Dividend Reinvestment and Optional Common Share Purchase Plan, separate components of the Plan, remain effective in accordance with their current terms.

Keephills Unit 1

On March 5, 2013, an outage occurred at Unit 1 of our Keephills facility due to a winding failure found in the generator. Upon completion of the initial repair work, further condition testing and analysis identified greater winding degradation requiring a full rewind of the generator. In response to the event, we gave notice of a High Impact Low Probability event and claimed force majeure relief under the PPA. In the event of a force majeure, we are entitled to continue to receive our PPA capacity payment and are protected under the terms of the PPA from having to pay availability penalties. As a result, we do not expect the outage to have a material financial impact on the Corporation. We are working with the original equipment manufacturer of the generator to safely return the Unit to service, which is expected to be October 2013.

City of Riverside

On June 18, 2013, we announced that CalEnergy, LLC (“CalEnergy”), a joint venture with MidAmerican Energy Holdings Company, had executed an 86 MW long-term contract for renewable geothermal power with the City of Riverside which runs from 2016 to 2039. CalEnergy will purchase the power from CE Gen’s portfolio of geothermal generating facilities in California’s Imperial Valley.

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The following table depicts key financial results and statistical operating data:

Second Quarter 2013 Highlights

In $CAD millions, unless otherwise stated	3 months ended June 30, 2013	3 months ended June 30, 2012	6 months ended June 30, 2013	6 months ended June 30, 2012
Adjusted availability (%)(1)	81.8	87.2	86.6	89.5
Production (GWh)	8,110	8,274	18,754	17,715
Revenue	542	398	1,082	1,042
Gross margin(2)	355	256	694	725
Operating income (loss)(2)	83	(396)	159	(225)
Net earnings (loss) attributable to common shareholders	15	(798)	4	(710)
Comparable earnings(3)	9	(23)	41	21
Basic and diluted earnings (loss) per common share	0.06	(3.52)	0.02	(3.14)
Comparable earnings per share(3)	0.03	(0.10)	0.16	0.09
Comparable EBITDA(3)	247	193	514	446
FFO(3)	184	150	376	339
FFO per share(3)	0.70	0.66	1.45	1.50
Cash flow from operations	92	78	348	261

(1) Adjusted for economic dispatching at Centralia.

(2) Gross margin and operating income are Additional IFRS measures. Refer to the Additional IFRS measures section of the MD&A.

(3) Comparable earnings, comparable earnings per share, comparable EBITDA, FFO, and FFO per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss) and cash flow from operating activities.

The complete second quarter report for 2013, including MD&A and unaudited interim financial statements, as well as our first quarter presentation is available on the Investors section of our website: www.transalta.com.

Conference call

TransAlta will hold a conference call and web cast at 8:00 a.m. MT (10:00 a.m. ET) today to discuss second quarter 2013 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jacqueline O’Driscoll" as moderator.

Dial-in numbers:

Toll-free North American participants – 1-800-319-4610
Outside of Canada & USA call – 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at

http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay is accessible at 1-604-638-9010 with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

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Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices, general economic conditions in geographic areas where TransAlta Corporation operates and the satisfactory receipt of applicable regulatory approvals for, and the successful marketing of the Offering.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540

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